FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 25, 2026 (Call to the Ordinary General Shareholders’ Meeting)

Item 1

Banco Santander, S.A. (the “ Bank ” or “ Banco Santander ”), in compliance with the Securities Market legislation, hereby communicates the following: OTHER RELEVANT INFORMATION In accordance with the provisions of the Spanish Companies Law, Banco Santander hereby attaches the full text of the notice of call to the ordinary general shareholders’ meeting of the Bank to be held on an exclusively remote basis, on 26 March 2026 at 12 : 30 p . m . (CET), on ﬁrst call, or on 27 March 2026 , at the same time, on second call . The meeting is expected to be held on second call . The proposed resolutions, the required reports on the items of the agenda and the remaining documentation relating to the meeting shall be available as from this date on the corporate website ( www . santander . com ) . Boadilla del Monte (Madrid), 25 February 2026

Call notice for the ordinary general shareholders’ meeting 2026 The board of directors of Banco Santander, S.A. calls the Bank’s shareholders to the ordinary general meeting to be held exclusively by remote means (without the physical attendance of shareholders, representatives or guests) on 26 March 2026 at 12:30 p.m. (CET), on first call, or on 27 March 2026 at 12:30 p.m. (CET), on second call. It is expected that the meeting will be held on second call. You may participate in the meeting through the General Shareholders’ Meeting Platform, accessible at www.juntasantander.com , through the “General Shareholders’ Meeting” section of the corporate website www.santander.com , and/or by scanning the QR code shown below. Access to the General Shareholders’ Meeting Platform

Call notice for the ordinary general shareholders’ meeting 2026 CONTENT OF THE CALL NOTICE Agenda Supplement to the call notice and submission of proposals Format of the meeting Participation right Means of participation Information right Electronic Shareholders’ Forum Personal data protection 3 4 4 4 4 11 12 12 SOME IMPORTANT DATES AND TIMES (CET) assuming that the meeting is held on second call, as expected Before the meeting Request for information and clarifications on the matters of the agenda 2/12 Until 22 March 2026 Date by which shares must be registered in their name for a shareholder to participate 22 March 2026 Receipt by the Bank of the proxy or advance vote by postal correspondence Before 24:00 on 23 March 2026 Receipt by the Bank of the proxy or advance vote by electronic means Before 18:00 on 25 March 2026 Presentations by audio or video From 10:00 on 25 March 2026 On the day of the meeting 27 March 2026 Registration of attendance on the General Shareholders’ Meeting Platform Between 10:00 and 12:00 Submission of proxy cards issued in paper format Until 12:00 Presentations by audio or video Until the end of the speeches of the chairs of the board committees Presentations in writing From the valid constitution of the meeting until the end of the speeches of the chairs of the board committees

Call notice for the ordinary general shareholders’ meeting 2026 AGENDA 3/12 1 Annual accounts and corporate management. 1 A Annual accounts and management reports of Banco Santander, S.A. and of its consolidated group for 2025. 1 B Consolidated non - financial information statement for 2025, which forms part of the consolidated management report. 1 C Corporate management during 2025. 2 Shareholder remuneration. 2 A Allocation of 2025 results. 2 B Share capital reduction by a maximum amount of 663,227,913 euros, through the cancellation of up to 1,326,455,826 own shares. Delegation of powers. 2 C Share capital reduction by a maximum amount of 734,465,975 euros, through the cancellation of up to 1,468,931,950 own shares. Delegation of powers. 3 External auditor and independent verifier. 3 A Re - election of the external auditor for financial year 2026. 3 B Appointment of the sustainability information verifier for financial year 2026. 4 Board of directors: appointment and re - election of directors. 4 A Setting of the number of directors. 4 B Appointment of Ms Deborah Vieitas. 4 C Re - election of Ms Sol Daurella. 4 D Re - election of Ms Gina Díez Barroso. 4 E Re - election of Mr Carlos Barrabés. 4 F Re - election of Mr Antonio Weiss. 5 Remuneration. 5 A Directors’ remuneration policy. 5 B Approval of the maximum ratio between fixed and variable components of the total remuneration of executive directors and other employees belonging to categories whose professional activities have a significant impact on the risk profile. 5 C Application of the Group’s buyout regulations. 5 D Annual directors’ remuneration report (consultative vote). 6 Share capital and convertible securities. 6 A Authorization to the board of directors to increase the Bank’s share capital on one or more occasions and at any time within a period of three years, through cash contributions and up to a maximum nominal amount of 3,672,329,875.50 euros. Authorization to exclude pre - emptive subscription rights. 6 B Authorization to the board of directors to issue securities convertible into shares of Banco Santander within a period of five years and up to an aggregate maximum limit of 10 , 000 million euros . Setting of the criteria for determining the basis and methods of conversion . Authorization to increase share capital and to exclude pre - emptive subscription rights . 6 C Increase in share capital by a nominal amount of 167 , 404 , 608 euros, by means of the issuance of 334 , 809 , 216 new shares, with in - kind contributions consisting of common shares of Webster Financial Corporation . Authorization to execute the capital increase and to determine the share premium, and possibility of incomplete subscription . 7 Authorization to the board and granting of powers for the formalization into public instrument.

Call notice for the ordinary general shareholders’ meeting 2026 Shareholders representing 3% or more of the share capital may request the publication of a supplement to this call notice, including one or more items on the agenda, and may submit well - founded proposals for resolutions on matters already included or that should be included on the agenda. These rights may be exercised through certified notice to be received at the registered office within five days from publication of this call notice. Likewise, during the meeting, any shareholder shall be entitled to submit alternative proposals or proposals on matters need not be included on the agenda, on the terms set out in the Spanish Companies Act ( Ley de Sociedades de Capital ). More information is available on the corporate website ( www.santander.com ). SUPPLEMENT TO THE CALL NOTICE AND SUBMISSION OF PROPOSALS Holding this meeting exclusively by remote or virtual means (without the physical attendance of shareholders or their representatives) is possible pursuant to the legal and statutory authorization to hold this type of meeting, and is justified by the following reasons: – The virtual format is effective. The 2025 virtual meeting was characterized by a high level of shareholder engagement, achieving the second - highest quorum in recent years, an average support of 98.7% for the proposals submitted to vote, and a high level of participation during the meeting, in which shareholders were able to exercise their rights on equal terms from any location. – It enhances participation and ensures equal treatment of shareholders. The virtual format allows to guarantee equal treatment for all shareholders and enables their participation and the full exercise of their rights, in line with the Bank’s commitment to encouraging shareholder engagement in its corporate governance. Considering that Banco Santander has several million shareholders, who are highly geographically diverse, and that only a moderate number of them have physically attended general meetings when held in - person or in hybrid format, the virtual format enables all shareholders to participate on the same conditions, placing those who can travel and those who cannot on an equal footing. – Thanks to robust and secure technology. The Bank’s General Shareholders’ Meeting Platform (the “ Platform ”) is fully suited to hold the meeting with sufficient guarantees and safeguards the exercise of shareholders’ rights at the same level as in an in - person or hybrid meeting. The Bank has been promoting remote participation through this Platform for more than two decades; it is technologically proven, and its effectiveness was confirmed again at the 2025 virtual shareholders’ meeting. An external audit certifies the security, integrity and consistency of the means made available to shareholders through the Platform. – Consistent with Santander’s digitalization and sustainability strategy. The virtual format is fully aligned with the digital transformation process of Grupo Santander, leveraging technology to offer shareholders a simple and secure digital experience, while at the same time optimizing the Bank’s resources for the benefit of all of them. It also reflects the Bank’s commitment to sustainability by reducing the environmental impact associated with the travel of attendees and teams to an in - person event, particularly when technology allows to achieve an equivalent outcome without need for such travel. – And aligned with growing market trends. The global shift towards fully virtual shareholders’ meetings continues to expand, in line with the current digital paradigm. In markets such as the United States, Germany or Norway, this format has become the prevailing practice among large, listed companies. Spanish listed companies are also increasingly joining this trend . FORMAT OF THE MEETING Any person that holds shares of the Bank registered in their name five days before the meeting is held (that is, on Sunday 22 March 2026 if the meeting is held on second call, as expected), and fulfills the other requirements set out in the Bylaws, has the right to participate in the meeting . Therefore, for stock trading purposes, the shares need to be registered in the name of the shareholder on Friday 20 March 2026 (the record date) . PARTICIPATION RIGHT Participation in the meeting may take place through: 1. Remote attendance (in real time through the Platform). 2. Proxy - granting or advance voting: a) proxy - granting to another person to attend and vote on the shareholder’s behalf; or b) advance voting. MEANS OF PARTICIPATION 4/12

Call notice for the ordinary general shareholders’ meeting 2026 Access to the Platform 5/12 1. Remote attendance The Platform is accessible at www.juntasantander.com , and from the corporate website ( www.santander.com ) and the “Santander Shareholders and Investors” application (Android or Apple iOS). To access the Platform, the shareholder (or their representative) must use a device with internet access and have active Santander Online Banking Credentials or Shareholders’ Meeting Credentials, following signature of the Consumer Digital Banking Contract ( Contrato de Banca Digital de Particulares ) or the Contract to Participate in the General Shareholders’ Meeting ( Contrato para Participar en la Junta ), respectively. In the Instructions for participating in the meeting, available on the Bank's corporate website ( www.santander.com ) , the requirements necessary to obtain the aforementioned credentials and sign the corresponding contract can be found. This may be done physically at any Banco Santander branch during its opening hours or by remote means, as detailed in the aforementioned instructions. Shareholders or their representatives are recommended to verify whether their credentials are active and, if they do not have them yet, to begin the process for signing either of these contracts and activation of the credentials without delay. This will allow them to access the Platform sufficiently in advance to complete the corresponding processes within the stipulated deadlines. To attend the meeting, the shareholder (or their representative) must follow the steps set out below. A. Registration and attendance on the Platform. Mandatory registration The shareholder (or their representative) must register as an attendee through the Platform between 10:00 a.m. and 12:00 p.m. (CET) on the day of the shareholders’ meeting. Registration of attendees outside this time period will not be allowed. If, as expected, the meeting is held on second call, those who registered on first call must register again on second call in order to be able to attend the meeting. Technical support In order to ensure the best quality of the connection to the Platform and to send attendees who request it an explanatory document to facilitate this connection, all shareholders (or their representatives) who have the required access credentials and intend to attend the meeting remotely are kindly requested to send a confirmation via email to asistentesjunta@gruposantander.com before 19:00 (CET) on 26 March 2026 (the day prior to the holding of the meeting on second call). The Bank will send those attendees who so request the Instructions for participating in the meeting, which are also available on the corporate website ( www.santander.com ). In any case, since the call notice and during the meeting, shareholders (or their representatives) who require assistance may contact the email junta.accionistas@santander.com or the Shareholder Helpline (+34) 91 276 92 90. Both means are always available for queries of this nature. Likewise, shareholders (or their representatives) who, due to personal circumstances, prefer to attend the meeting from a branch of the Bank using a device provided by the Bank, must state their preference no later than 20 March 2026 by sending an email to junta.accionistas@santander.com , providing a contact telephone number, or by calling the Shareholder Helpline (+34) 91 276 92 90. Once such request is received, and subject to availability, they will be assigned a branch where they may register and attend the meeting on second call using the means provided by the Bank. Attendance as a representative for a shareholder If the attendee has been granted proxies in their favor that have been received by the Bank within the permitted deadlines, the Platform will present them during the registration process so that the attendee may accept them, if applicable . During this process, the attendee may also submit through the Platform, following the instructions provided therein and up to half an hour before the start of the meeting, the proxy cards granted in their favor which have not yet been communicated to the Bank through the available means . Leaving the meeting Any attendee wishing to notify the notary of the meeting of their express departure from the meeting, must do so through the “Communications to the Notary” section of the Platform. Any actions taken by the attendee after such

Call notice for the ordinary general shareholders’ meeting 2026 1. Remote attendance (continued) 6/12 notification will be considered not to have been made. In any event, the notary, by means of a connection to the Platform, will be aware of all actions taken by the attendees, including any votes they may cast. B. Presentations . All shareholders (or their representatives) who, in the exercise of their rights, wish to participate in the meeting and, where applicable, submit a proposal, are kindly requested to notify their intention to do so when registering as attendees. They may subsequently make their presentation in writing, audio or video through the Platform by following the instructions set out therein, which are briefly described below. I. In writing The attendee may submit their presentation, question or proposal in writing from the moment the Chair declares the meeting validly constituted and until the conclusion of the presentation of the reports of the chairs of the board committees, following the reports of the Chair and the Chief Executive Officer. Written presentations will be available on the Platform for consultation by any of the attendees at any time during the meeting. II. By audio or video The attendee may also make their presentation, question or proposal by audio or video. To do so, they must record and submit the corresponding presentation through the Platform. Under section 17 of the Rules and Regulations for the General Shareholders’ Meeting, each presentation must not exceed five minutes in length. (i) Recording and submission of presentations Presentations by audio or video may be recorded and submitted through the Platform from 10 : 00 a . m . (CET) on 25 March 2026 and until the conclusion — during the meeting — of the presentation of the reports of the chairs of the board committees, following the reports of the Chair and the Chief Executive Officer . Anyone wishing to submit a presentation as from 10:00 a.m. (CET) on 27 March 2026 must have previously registered as an attendee to the meeting on second call. (ii) Validity, replacement and cancellation of presentations Presentations by audio or video submitted before the meeting will remain on the Platform and will not need to be resubmitted on the day of the meeting. However, for such presentations to be considered to have been made for the purposes of the meeting, the relevant participant must register as an attendee on the day of the meeting (expected to be 27 March) and, in the case of representatives, must also accept the corresponding proxies. Otherwise, the presentation will be disregarded and automatically cancelled before the beginning of the meeting. In any case, participants may cancel or replace presentations submitted before the meeting until it begins. (iii) Consultation of presentations by shareholders (or their representatives) Validly submitted presentations which have not been replaced or cancelled prior to the beginning of the shareholders’ meeting will be available to all attendees, once they have registered as such, through the Platform. Specifically: • First call: shareholders (or their representatives) registering as attendees on first call will be able to view, after registration, all presentations submitted up to that time and not cancelled, as well as those submitted thereafter until the registration for attendance on second call is opened. • Second call: shareholders (or their representatives) registering as attendees on second call will be able to view, from registration until the beginning of the meeting, all presentations submitted up to that time and not cancelled. During the meeting, attendees will be able to view at any time through the Platform : (i) all presentations made by attendees registered on second call and not cancelled up to the beginning of the meeting ; and (ii) all presentations received after the meeting has started .

1. Remote attendance (continued) 7/12 Call notice for the ordinary general shareholders’ meeting 2026 Common rules applicable to all presentations Presentations by attendees must comply with the rules set out in the Rules and Regulations for the General Shareholders’ Meeting . Each attendee may make only one presentation by audio or video (before or during the meeting) or submit a presentation in writing during the meeting (with the corresponding effect on the presentation they may have made before the meeting, in accordance with the aforesaid rules on validity, replacement and cancellation of presentations) . Additionally, those attendees who have submitted a presentation by audio or video (prior to or during the meeting), may afterwards make a presentation in writing during the meeting . The submission form shall include a section to summarize the content of the presentation, and another one to indicate whether the presentation contains a proposed resolution which, by mandate of law, has to be submitted to a vote at the meeting without needing to appear on the agenda (dismissal or corporate liability action) . The attendee wishing their presentation to be recorded verbatim in the minutes of the meeting must expressly state this request therein and, if the presentation is by audio or video, must attach the written text corresponding to it so that the notary may verify it for its inclusion in the minutes . To the extent possible, during the meeting, a summary of the content of the presentations made by attendees will be presented . Valid information requests made by attendees in their presentations will be answered during the meeting or, if it is not possible to do so at that time, in writing within seven days following the end of the meeting, in accordance with the Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting . Written responses will be published on the corporate website ( www . santander . com ) . C. Voting . Attendees may vote on the proposals relating to the items on the agenda from the moment the Chair declares the meeting validly constituted . Proposals on items not included on the agenda may be voted from the moment indicated by the secretary . The voting process for all proposals, whether included on the agenda or not, will end after the secretary of the meeting reads the summaries of the proposals relating to the items on the agenda . Under section 21.3 of the Rules and Regulations for the General Shareholders’ Meeting, votes cast by attendees who do not select the direction of their vote or abstention on the Platform will be considered (i) votes in favor of the proposals regarding the items on the agenda; and (ii) votes against the proposed resolutions on items not included on the agenda. In the event of alternative proposals, the meeting’s favorable vote on one proposal will be deemed to constitute a vote against any incompatible alternative proposals, pursuant to paragraph two of section 21.1 of the Rules and Regulations for the General Shareholders’ Meeting. For any matters not expressly provided for in this call notice regarding remote attendance to the meeting, the provisions on the corporate website ( www.santander.com ) (including the Instructions for participating in the meeting), the Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting shall apply. In particular, such instructions provide additional information on the technical means required to use the Platform and on the resources the Bank makes available to facilitate its use.

Santander Call notice for the ordinary general shareholders' meeting 2026

2. Proxy-granting and advance voting	**A. Means for proxy-granting or advance voting.**	
	Electronic means	**Hand-delivery or postal correspondence**
	• Through the Platform with active Santander Online Banking Credentials or Shareholders' Meeting Credentials. • In person at any Banco Santander branch through their signature on the digital platform enabled for this purpose or, if a client of the Bank and holder of Santander Key, through interaction with the branch personnel. • By phone through the Shareholder Helpline (+34) 91 276 92 90.	By completing and signing the "Proxy" or "Advance Voting" section, as appropriate, of the attendance, proxy and advance voting card issued by the Bank. The card, duly completed and signed in paper by the shareholder and, where applicable, by their representative, must be delivered at any Banco Santander branch or sent by postal correspondence to: Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid. In the case of proxies, it may also be submitted by the representative through the Platform during the registration process as attendant to the meeting, following the instructions provided on the Platform and up to half an hour before the start of the meeting.
	B. Deadlines for proxy-granting or advance voting.	
	Electronic means	**Hand-delivery or postal correspondence**
	Proxies or votes cast electronically must be received by the Bank before 18:00 (CET) on 25 March 2026. At that time, electronic channels for granting proxies and advance voting will be closed on the Platform and on the Shareholder Helpline (+34) 91 276 92 90. For those who wish to use the digital platform available at Bank branches (whether in-person or, if a client and holder of Santander Key, through interaction with the branch personnel), 25 March 2026 will also be the last day to do so, withing branch opening hours and in any event before 18:00 (CET).	Proxies or votes submitted by hand-delivery or postal correspondence must be received by the Bank before 24:00 (CET) on 23 March 2026. Delivery of the proxy or of the advance vote at any branch of Banco Santander must be made no later than that date and within branch opening hours. Afterwards, only those paper proxy cards presented by the representative through the Platform during the registration process as attendant to the meeting will be accepted.
	C. Other issues.	
	Both the proxy and the advance vote shall be rendered null and void by the disposal of any shares of which the Bank is aware.	

8/12

A. Electronic means . Shareholders undertake to notify the appointed representative of the proxy granted. Such notice will be deemed made upon receipt by the Bank of the electronic proxy. Electronic proxies may only be used if accepted by the representative. For this purpose, the Platform will present to the attendees the proxies in their favor received and processed by the Bank, so that they may accept them, if applicable. The representative shall only be able to exercise the vote by attending the meeting personally (remotely). B. Hand - delivery or postal correspondence . Proxies granted in paper must be accepted by the representative by signing the space provided for that purpose. The representative shall only be able to exercise the vote by attending the meeting personally (remotely). Proxies granted in this manner and processed by the Bank within the established deadlines will be presented to representatives on the Platform during registration so that they may accept them, if applicable. At that time, representatives may also submit through the Platform any proxy cards granted in their favor which have not yet been communicated to the Bank. To do so, any representative who is not a shareholder of the Bank must have previously signed the Contract to Participate in the General Shareholders’ Meeting and have active Shareholders’ Meeting Credentials, even if they are a Bank client and holder of Santander Online Banking Credentials. C. Other rules . Any proxy that does not expressly name the person, whether natural or a legal entity, to whom the proxy is granted will be deemed granted upon the Chair of the board of directors . Likewise, any proxy granted upon the Chair will be deemed granted upon the person who chairs the meeting if the Chair is unable to attend the meeting . It is noted that if the designated representative is a director of the Bank, such director may incur in a potential conflict of interest in relation to items 1 C and 4 B to 4 F (if their appointment, re - election or ratification is submitted to the meeting under such items), 5 A and 5 D of the agenda and, if an executive director, also in relation to item 5 B. The executive directors are Ms Ana Botín - Sanz de Sautuola y O’Shea and Mr Héctor Grisi Checa. To issue specific voting instructions to the representative, the corresponding box for each item of the agenda must be checked on the attendance, proxy and advance voting card (proxy section). If any of these boxes is not checked, it will be understood that the shareholder instructs the representative to vote in favor of the proposal of the board of directors. With respect to potential proposals on matters not included on the agenda, the proxy will also extend to such proposals with the specific instruction to vote against unless the shareholder indicates otherwise, or indicates that the proxy does not extend to such proposals (in which case it will be deemed that the shareholder specifically instructs the representative to abstain). A conflict of interest will arise if matters not included on the agenda relating to the dismissal of or the approval of the initiation of a corporate liability action against the representative — who is also a director of the Bank — are submitted to the meeting. 2.a) Specific rules for proxy - granting To vote on the items of the agenda, the shareholder must check the corresponding box on the attendance, proxy and advance voting card (advance voting section). If none of the boxes is checked, the shareholder will be deemed to vote in favor of the proposal of the board of directors. Advance voting is not possible for potential proposals not included on the agenda. 2.b) Specific rules for advance voting Call notice for the ordinary general shareholders’ meeting 2026 9/12

Call notice for the ordinary general shareholders’ meeting 2026 Common matters to all means of participation 10/12 A. Rules of priority between the different means of participation. I. Among personal (remote) attendance, proxy and advance voting: • Personal (remote) attendance to the meeting by the shareholder who has previously granted a proxy or cast an advance vote by any means, will render such proxy or vote ineffective. • The advance vote cast by any means will invalidate any electronic or paper proxy, which will be deemed revoked if earlier, or not made if later. II. Depending on the means used to grant the proxy or cast the vote: • If a shareholder validly grants proxies by electronic means and also by paper card, the latter shall prevail, whether granted earlier or later. • Likewise, if a shareholder votes in advance by electronic means and also by paper card, the latter will prevail, whether cast earlier or later. B. Other matters. If electronic means are used, only one electronic action will be permitted for each type of operation (proxy, advance vote or remote attendance). Therefore, if a shareholder validly casts their advance vote by electronic means, they may only modify it by casting a new vote using a paper card (delivery or postal correspondence) or by personally attending the meeting (remotely). This is without prejudice to cases of changes in share ownership. In cases of joint holders of a securities account, the rules of priority between the different means of participation set out in section A above shall apply. For the purposes of section 126 of the Spanish Companies Act, it is presumed that the joint holder who carries out the action (advance vote, proxy, or attendance) has been designated by the remaining joint holders to exercise shareholder rights. On the day of the meeting, the joint holder who first registers on the Platform shall be deemed the attendee and, accordingly, any subsequent access attempts by the remaining joint holders shall be denied. It is the sole responsibility of the shareholder (or their representative) to safeguard the access credentials to the Platform. In the case of legal persons, they must notify any modification or revocation of the powers held by their representatives, and therefore the Bank declines any responsibility until such notification takes place. Subject to the provisions of the Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting, the Bank reserves the right to modify, suspend, cancel or restrict the electronic means for advance voting and proxy granting, as well as for remote attendance to the meeting, when required or imposed by technical or security reasons. The Bank will not be liable for any damages that may be caused to the shareholder arising from breakdowns, overloads, line failures, connection issues, technology incompatibilities or any other similar eventuality or of a similar nature, beyond the will of the Bank, that prevent or affect the use of electronic proxy or advance voting means or remote attendance. C. Additional information. In the Instructions for participating in the meeting, available on the Bank’s corporate website ( www.santander.com ) , shareholders may consult the full information on the means of participation in the meeting. For more information, queries or questions regarding proxy - granting and advance voting or remote attendance to the meeting, shareholders may, either before or during the meeting, contact the email junta.accionistas@santander.com , or call the Shareholder Helpline (+34) 91 276 92 90, or visit any Banco Santander branch during its opening hours. Likewise, before or after the meeting, they may contact Santander Shareholders and Investors Relations, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 Boadilla del Monte (Madrid). The corporate website of the Bank ( www.santander.com ) may also be consulted. Shareholders (or their representatives) who are legal persons or do not reside in Spain must contact the Bank through the email junta.accionistas@santander.com or the Shareholder Helpline (+34) 91 276 92 90 to adapt, with due guarantees, the means of participation in the meeting to their specific circumstances.

Call notice for the ordinary general shareholders’ meeting 2026 INFORMATION RIGHT 11/12 From the date of publication of this call notice and once it has been communicated to the Spanish Securities Market Commission (CNMV), shareholders may obtain from the Bank, immediately and free of charge, the individual and consolidated annual accounts and management reports of the Bank and its Group (including the consolidated non - financial information statement) for financial year 2025, together with the corresponding auditor’s reports. From that moment also, shareholders may request delivery or free shipment of, or may examine at the registered office (Paseo de Pereda 9 - 12, 39004 Santander, Cantabria), the following documents: the full text of the proposed resolutions relating to items 2 B, 2 C, 5 A, 5 B and 6 A to 6 C of the agenda; and the required directors’ reports or, in the case of item 5 B, the detailed recommendation of the board of directors. The reasoned proposal on the directors’ remuneration policy (item 5 A), together with its full text and the remuneration committee's specific report thereon, are also available to shareholders, who may additionally request their delivery or free shipment, at the registered office and on Banco Santander's corporate website ( www.santander.com ) . Shareholders may also obtain at the registered office the full text of the remaining documents (including the annual directors’ remuneration report, the board’s explanatory report on the competence, experience and merits of the candidates referred to in items 4 B to 4 F, and the reasoned proposal of the nomination committee, which includes the curriculum vitae of the referred candidates) and the other proposed resolutions, whether decisive or advisory, submitted to the general meeting. With regard to the above, shareholders are informed that due to the ongoing refurbishment works at the registered office, physical access to the premises may be unavailable. For this reason, all documentation made available at the registered office may be consulted at the temporary office of the Bank’s General Secretariat, located at calle Calvo Sotelo 19, first floor, Santander. All such documentation and the complementary information relating to the general meeting will also be available on the corporate website of the Bank ( www.santander.com ) as from the date of publication of the call notice, once it has been communicated to the CNMV. In addition to the provisions of section 197 of the Spanish Companies Act, in accordance with the provisions of section 7 of the Rules and Regulations for the General Shareholders’ Meeting, and for the purposes of its third paragraph, it is stated that shareholders may, up to and including the fifth day prior to the date scheduled for the meeting, request in writing any information or clarifications that they deem necessary or submit any written questions they consider pertinent regarding the matters included on the agenda, and request written clarifications regarding the information accessible to the public that the Bank has provided to the CNMV since the last general meeting and regarding the external auditor’s report of Banco Santander. These requests may be submitted by email to junta.accionistas@santander.com , and must include the name and surname (or corporate name) of the shareholder exercising their information right, their Tax Identification Number and the number of shares held, in order to provide the system with adequate guarantees of authenticity and shareholder identification. Under section 539 of the Spanish Companies Act, and unless the shareholder states otherwise, the Bank may respond to requests received by email in the exercise of the information right by return of email to the address of the requesting shareholder. Requests may also be submitted by hand - delivery or postal correspondence addressed to the registered office, with handwritten signature.

The Bank has enabled on its corporate website ( www.santander.com ) an Electronic Shareholders’ Forum (the “ Forum ”), which may be accessed with due guarantees by both individual shareholders and any voluntary associations of shareholders that may be constituted in accordance with section 539.4 of the Spanish Companies Act, if applicable. Proposals intended to be presented as a supplement to the agenda, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right provided by Law, and voluntary proxy offers or solicitations may be sent through the Forum. Only the communications serving these purposes will be published on the Forum, provided that they have been made within the deadlines and under the conditions established by law and this call notice. The Forum does not constitute a mechanism for electronic conversation among shareholders, nor is it a virtual debate venue. Neither is it a communication channel between the Bank and its shareholders. The Forum is made available in order to facilitate communication among shareholders from the call notice until the meeting begins. To access the Forum, shareholders must have active Santander Online Banking Credentials or Shareholders’ Meeting Credentials, following signature of the corresponding contract. Legal persons and shareholders not residing in Spain must contact the Shareholder Helpline to adapt to their particularities, with due guarantees, the participation mechanisms in the Forum. From the publication date of the call notice, and once it has been communicated to the CNMV, the corporate website ( www.santander.com ) will include the information and requirements for obtaining the credentials, following signature of the corresponding contract. Access to the Forum and the terms and conditions for its use and functioning shall be governed by this call notice and by the Forum operating rules, available on the corporate website ( www.santander.com ) . ELECTRONIC SHAREHOLDERS’ FORUM The Bank processes personal data of shareholders (or their representatives), which is directly provided by them, generated by virtue of their attendance or participation in the meeting or obtained through IBERCLEAR, for the purpose of preparing, holding and publishing the meeting, as well as for attending to the political rights of shareholders. The data subjects whose personal data is processed in relation to the meeting may submit their requests to exercise the rights recognized by the applicable data protection regulations, by written communication addressed to the following postal address: Ciudad Grupo Santander, Avda. de Cantabria, edificio Pereda 2ª Planta, 28660 - Boadilla del Monte (Madrid), Spain or by email: protecciondedatosaccionistassan@gruposantander.com . Further information may be obtained in relation to the processing of data carried out by the Bank, by consulting the Shareholders and Investors Privacy Policy . PERSONAL DATA PROTECTION Call notice for the ordinary general shareholders’ meeting 2026 Santander, 24 February 2026 General Secretary, Jaime Pérez Renovales 12/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 25, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance